Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
YEAR-END 2015 CONFERENCE CALL

March 2, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) plans to report its fourth quarter and year-end 2015 financial and operating results via news release prior to the opening of markets on Wednesday, March 9, 2016. Crescent Point management will host a conference call at 9:30 a.m. MT (11:30 a.m. ET) on March 9, 2016, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 866-223-7781 or 416-340-2216. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/7297 into any web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. The replay can be accessed by dialing 800-408-3053 or 905-694-9451 and entering the passcode 5392007. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point's website at www.crescentpointenergy.com.

Crescent Point is one of Canada's largest light and medium oil producers, with an annual dividend of CDN$1.20 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020                                                                     Toll-free (U.S. & Canada): 888-693-0020
Fax:                   (403) 693-0070                                                                      Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585-8th Avenue S.W.
Calgary, AB, T2P 1G1